UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

First Eagle Private Credit Fund

(Name of Issuer)

First Eagle Private Credit Fund

(Name of Person(s) Filing Statement)

Class I and Class D Shares of Beneficial Interest

(Title of Class of Securities)

32008T101 and 32010R200

(CUSIP Number of class of securities)

William Karim

c/o First Eagle Alternative Credit, LLC

500 Boylston Street

Suite 1250

Boston, MA 02116

David P. O’Connor

Laurence D. Paredes

c/o First Eagle Investment Management, LLC

1345 Avenue of the Americas

New York, NY 10105

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher P. Healey

Davis Polk & Wardwell LLP

1050 17th Street, NW

Washington, DC 20036

October 30, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on October 30, 2025 by First Eagle Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 622,376 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest and Class D common shares of beneficial interest, collectively, the “Shares”) at a price equal to the net asset value per Share as of December 31, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 11:59 p.m., Eastern Time, on November 28, 2025.

2. No Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST EAGLE PRIVATE CREDIT FUND

By:	/s/ Jennifer Wilson
Name:	Jennifer Wilson
Title:	Chief Financial Officer and Treasurer

Dated: December 8, 2025

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES	Calculation of Filing Fee Tables